Pacer Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan St.
Milwaukee, WI 53202

April 5, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”)
File Nos. 333-201530 and 811-23024

Dear Sir or Madam:

Pursuant to Rule 485(b) under the Securities Act of 1933 and under the Investment Company Act of 1940, transmitted herewith on behalf of the Trust is Post-Effective Amendment (“PEA”) No. 24 to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 24 is to: (i) incorporate comments received from the Staff to the Trust’s PEA No. 20, as filed on January 12, 2018; and (ii) make other non-material changes to the Prospectus and Statement of Additional Information for the Trust’s Pacer Military Times Best Employers ETF.

If you have any questions or require further information, please contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust